UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date: May 1, 2007

TECH LABORATORIES, INC.
(Exact name of registrant as specified in its charter)

New Jersey
(State or other jurisdiction of incorporation)

000-27592	22-1436279
(Commission File No.)	(IRS Employer ID)

1818 North Farwell Avenue, Milwaukee, Wisconsin 53202
 (Address of principal executive offices and zip code)

(414) 283-2616
  (Registrant's telephone number, including area code)

On April 20, 2007, Tech Laboratories, Inc. (the “Company”), and Renewal Fuels Acquisitions, Inc. (“Acquisitions”), its wholly-owned subsidiary, entered into a merger agreement (the “Merger Agreement”) with Renewal Fuels, Inc. (“Renewal”). Pursuant to the Merger Agreement, Acquisitions was merged with and into Renewal. The former shareholders of Renewal were issued an aggregate of 343,610 shares of the Company’s series A convertible preferred stock (the “Preferred Stock”). The shares of Preferred Stock issued to the former Renewal shareholders are immediately convertible at the option of the holders into an aggregate of 4,028,827 shares of common stock. When the shareholders of the Company approve the Merger Agreement, the Preferred Stock will be convertible at the option of the holders into an aggregate of an additional 339,581,173 shares of our common stock.

On March 9, 2007, Crivello Group, LLC (“Crivello”) and its wholly-owned subsidiary, Renewal, entered into an Asset Purchase Agreement with Biodiesel Solutions, Inc. (“BSI”), which closed on March 30, 2007. Pursuant to the Asset Purchase Agreement, BSI sold substantially all of the assets and property of its FuelMeister division (“FuelMeister”) to Renewal and Renewal assumed specified FuelMeister liabilities in exchange for an aggregate purchase price of $500,000, subject to adjustment. Of the full purchase price, $100,000 was paid on execution as a down payment, $100,000 was paid at closing, $50,000 was paid on April 11, 2007, and the balance of the purchase price was paid by delivery of a promissory note, as amended, in the amount of $244,426. Renewal also entered into a management services agreement with BSI (the “Management Agreement”), pursuant to which BSI agreed to provide general management and administrative services to Renewal, as well as the use of its facilities. Renewal will reimburse BSI for the direct cost of services and facilities, as provided. The agreement will terminate 90 days after the FuelMeister purchase or upon ten days notice by Renewal.

John King, our Chief Executive Officer and Chief Financial Officer, and David Marks, a member of our Board of Directors, each owned approximately 10% of the issued and outstanding shares of Renewal prior to the merger with Acquisitions. As a result of their ownership of Renewal, each of Messrs. King and Marks were issued 34,500 shares of Preferred Stock.

In connection with the merger of Renewal on April 20, 2007, Donna Silverman plans to resign as a director of the Company on or about the 10th day after the filing of this Form 14(f).

The following information is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder.

1. There is currently one class of voting securities of the Company entitled to be voted at a meeting, or by written consents or authorizations if no meeting is held. The class of voting securities is common stock. There are currently 10,100,210 shares of common stock outstanding.

2. The following table sets forth certain information, as of April 20, 2007 with respect to the beneficial ownership of the Company’s outstanding common stock following the potential issuance of an additional 343,610,000 shares issuable upon conversion of the Preferred Stock by (i) any holder of more than five (5%) percent; (ii) each of the named executive officers, directors and director nominees; and (iii) our directors, director nominees and named executive officers as a group. Unless the shareholders of the Company approve the issuance of the Preferred Stock in connection with the acquisition of Renewal, the Preferred Stock will not be convertible into more than 4,028,827 shares of common stock. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
John King	34,500,000	9.75%
Donna Silverman	1,617,214	0.46%
David Marks SEP IRA(3)	40,500,000	11.45%
Frank Crivello SEP IRA (4)	200,000,000	56.54%
Senegis LLC (5)	27,710,000	7.83%
All officers and directors as a group (3 persons)	70,617,214	21.66%

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o Tech Laboratories, Inc. 1818 North Farwell Avenue, Milwaukee, Wisconsin 53202.
(2)
Applicable percentage ownership is based on an assumption of 353,710,210 shares of common stock outstanding as of April 20, 2007, assuming full conversion of the Preferred Stock, together with other securities exercisable or convertible into shares of common stock within 60 days of such date by each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently obtainable or obtainable within 60 days of April 20, 2007 by exercise or conversion of other securities are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)
Of the shares attributed to Mr. Marks, 3,000,000 shares are registered in the name of the Irrevocable Children’s Trust (“ICT”) and 3,000,000 are registered in the name of Phoenix Investors, LLC (“Phoenix). Phoenix is controlled by Irrevocable Children’s Trust No. 2 (“ICT2”), of which Mr. Marks is a trustee.

(4)	Mr. Crivello is also the managing member of Crivello Group, LLC which owns 10,000,000 shares of common stock.
(5)	Lyanne Greystoke has voting and dispositive power with respect to the shares owned by Senegis LLC.

3. There are no arrangements, known to the Company, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company other than in connection with the share issuance described above.

4. The transaction referred to herein occurred since the beginning of the Company’s last fiscal year. The names of the persons who will acquire control are:

Name of Beneficial Owner	Common Stock Beneficially Owned	Percentage of Common Stock (1)
John King	34,500,000	9.75%
David Marks SEP IRA(2)	40,500,000	11.45%
Frank Crivello SEP IRA (3)	200,000,000	56.54%

1.
Applicable percentage ownership is based on an assumption of 353,710,210 shares of common stock outstanding as of April 20, 2007, assuming full conversion of the Preferred Stock, together with other securities exercisable or convertible into shares of common stock within 60 days of such date by each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently obtainable or obtainable within 60 days of April 20, 2007 by exercise or conversion of other securities are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

2.
Of the shares attributed to Mr. Marks, 3,000,000 shares are registered in the name of ICT and 3,000,000 are registered in the name of Phoenix. Phoenix is controlled by ICT2 and Mr. Marks is a trustee of ICT2.

3.	Mr. Crivello is also the managing member of Crivello Group, LLC which owns 10,000,000 shares of common stock.

5. No officer, director or affiliate of the Company, or any owner of 5% or more of the common stock of the Company, or any associate of any such officer, director, affiliate or the Company or security holder is a party adverse to the Company or has a material interest adverse to the Company.

6. The following is the business experience during the past five years of each director and executive officer and each director nominee.

Current Director

David Marks. Mr. Marks was appointed as a member of our Board of Directors in February 2007. Mr. Marks has been the Chairman of Titan Global Holdings, Inc. (“Titan”), a diversified holding company, since May 2005 and previously served as the Chairman from September 2002 until May 2003. From May 2003 until May 2005, Mr. Marks served as one of the Directors of Titan. In addition, from November 2004 until November 2006, Mr. Marks served as the Chairman of the Board of Directors of Thomas Equipment, Inc., a manufacturer and distributor of skid steer loaders and pneumatic and hydraulic components and systems. Mr. Marks has served as Trustee of Irrevocable Children's Trust and Irrevocable Children's Trust No. 2 since 1994. Irrevocable Children's Trust and Irrevocable Children's Trust No. 2 currently have an ownership or investment interest in commercial properties, private residences, natural resources, telecommunications, and technology companies, and other business and investment ventures. Mr. Marks has responsibility for overseeing all investments by Irrevocable Children's Trust and Irrevocable Children's Trust No. 2 with responsibilities beginning at acquisition and continuing through ownership. Mr. Marks generally acts in the capacity of officer or director for all of the operating companies that are vehicles for investments by the Trusts and is involved in strategic planning, and major decision-making. Mr. Marks is also a managing member of Farwell Equity Partners. Mr. Marks holds a BS in Economics from the University of Wisconsin.

Resigning Director

Donna Silverman served as our President, Chief Executive Officer and Chief Financial Officer from December 19, 2005 until her resignation on February 22, 2007 and as a Director since October 21, 2005. Ms. Silverman is currently a director but will resign on or about the 10th day after the filing of this Form 14(f). Ms. Silverman also serves as president, chief executive officer and chief financial officer of Americana Distribution, Inc., (OTC: BB :ADBN:OB) and as a director for Global IT Holdings, Inc. (OTC PK:GBTH.PK). Ms. Silverman founded Stedman Walker, Inc. in 1996, a New York based firm which specializes in raising capital for businesses through debt and equity financing. Ms. Silverman is also a business consultant on a non exclusive basis for Knightsbridge Capital. Ms. Silverman is experienced in the area of financing for small to medium sized businesses. Ms. Silverman's distinguished twenty year career began with the Wall Street investment firm of Jay W. & Kaufmann & Co. At Paulson Investment Company, a leading underwriter in the OTC market, Ms. Silverman spearheaded the launch of the firm's first East Coast office. During her career she has owned and operated brokerage offices in New York, New Jersey, Florida and Georgia, creating and managing a sales force of more than 150 registered representatives.

Executive Officers

John King. Mr. King was appointed as our Chief Executive Office and Chief Financial Officer in February 2007. Mr. King was the Chief Executive Officer and a Director of NewGen Technologies, Inc., an alternative fuel developer, from June 2005 until September 2005 and was Chief Executive Officer of International Operations from September 2005 until January 2006. Mr. King then continued his work in alternative fuels with Genesis Global Fuels, Ltd., a UK company. Prior to his work with NewGen Technologies, Inc., Mr. King was involved with operations, engineering, marketing, and sales management over a 17-year career with the Procter & Gamble Company from 1987 to 2004. Most recently, from 2002 to 2004, Mr. King led the Client Services and Business Development functions in a non-traditional marketing services company within P&G. Prior to this, from 1998 to 2002, Mr. King was instrumental in the leadership of business expansion efforts for P&G's paper business in Europe. Mr. King earned a Bachelor of Science with Great Distinction in Chemical Engineering at Clarkson University.

7. The Company has not been a party to any transaction since the beginning of it’s fiscal year nor is the Company a party to a currently proposed transaction with any director or executive officer, nominee for election as a director, security owner who owns of record or beneficially more than five percent of it’s common stock and any member of the immediate family of any of the foregoing other than as described above.

8. None of the following have been or are currently indebted to the Company since the beginning of it’s last fiscal year: any director of executive officer of the Company; any nominee for election as a director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly or indirectly, the beneficial on where of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

9. Compliance with Section 16(a) of the Securities Exchange Act of 1934 - Section 16(a) of the Securities and Exchange Act of 1934 requires certain defined person to file reports of and changes in beneficial ownership of a registered security with the Securities and Exchange Commission. Under the regulatory procedure, officers, directors and persons who own more than ten percent of a registered class of a company’s equity securities are also required to furnish the Company with copies of all Securities 16(a) forms they filed. Based on a review, the Company’s officers, directors and owners of 10% or more of the outstanding shares of common stock, filed his Forms 3, 4 or 5 with the Securities and Exchange Commission as required.

10. None of the officers, directors or director nominees, or owners of 10% or more of the common stock of the Company have had any of the relationships described in Item 404(b) of Reg. S-K.

11. The Company does not have any Board committees. There were no meetings of the board of directors during the last twelve months other than the action to approve the Purchase Agreement.

12. The following table sets forth the compensation paid to the Company’s officers during fiscal 2005 and 2006. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
John King, Chief Executive Officer	2006	0	0	0	0	0	0	0	0
and Chief Financial Officer	2005	0	0	0	0	0	0	0	0
Donna Silverman, former President,	2006	51,195*	0	0*	0	0	0	0	51,195
Chief Executive Officer and Chief	2005	91,355*	0	0*	0	0	0	0	91,355
Financial Officer

* Compensation amounts for 2005 and 2006 were paid through the issuance of 304,516 and 1,312,697 shares of post-split common stock, respectively.

Outstanding Equity Awards at Fiscal Year-End

None.

Option Grants in Last Fiscal Year

The Company does not have an option plan and we did not grant any options to purchase our common stock during the year ended December 31, 2006.

Employment Agreements

As of April 20, 2007, the Company is not a party to any employment agreement with any of its executive officers or directors.

Other Compensation

The Company does not have a long-term incentive plan nor do we have a defined benefit, pension plan, profit sharing or other retirement plan.

Indemnification

The Company’s Articles of Incorporation include an indemnification provision under which the Company has agreed to indemnify directors and officers of the Company to the fullest extent possible from and against any and all claims of any type arising from or related to future acts or omissions as a director or officer of the Company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Tech Laboratories, Inc. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: May 1, 2007

TECH LABORATORIES, INC.

By:	/s/ John King
John King
Chief Executive Officer and Chief Financial Officer